Spectra Energy Corp

5400 Westheimer Court

Houston, TX 77056

May 18, 2012

Andrew D. Mew

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re: Spectra Energy Corp

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 27, 2012

File No. 001-33007

Dear Mr. Mew:

Set forth below are the responses of Spectra Energy Corp, a Delaware corporation (“we” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 7, 2012, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 27, 2012, File No. 001-33007.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bolded text.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies and Estimates, page 53

Impairment of Goodwill, page 54

1. We note your disclosure that the fair values of your reporting units at April 1, 2011 exceeded their carrying values. In this regard, please revise to disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units is substantially in excess of carrying value. For each reporting unit that is at risk of failing step one, you should:

•	Disclose the percentage by which fair value of the reporting unit exceeded carrying value as of the date of the most recent test;

•	Describe the methods and key assumptions used and how the key assumptions were determined;

•	Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible;

•	Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Response:

Based on our annual impairment analysis completed as of April 1, 2011 and our subsequent assessments of whether there were any triggering events or changes in circumstances that may have adversely impacted the fair value of any of our reporting units, the fair values of each of our reporting units were substantially in excess of their respective carrying values.

In future filings, we will modify our disclosure to clearly state if the fair value of each of our reporting units are substantially in excess of carrying value, or if a reporting unit is at risk of failing step one of the goodwill impairment test, to provide the appropriate disclosures. The disclosure based on our April 1, 2011 goodwill impairment analysis would have been as follows:

“Based on the results of our annual impairment testing, the fair values of each of our reporting units at April 1, 2011 were substantially in excess of their respective carrying values.”

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Operations and Significant Accounting Policies, page 77

2. Please expand your disclosure to clearly identify your reporting units for purposes of goodwill impairment testing and explain to us how you determined the reporting units identified. We note your disclosure that you determined the reporting unit level to be an operating segment or one level below and that your reportable operating segments are not comprised of operating segments that have been aggregated. Further, your disclosure in Note 11 implies your reporting unit level for goodwill impairment testing is at the level of your reportable segments.

Response:

We have three reportable segments with associated goodwill: U.S. Transmission, Distribution and Western Canada Transmission & Processing. In connection with our goodwill impairment testing, we determined that our reporting units are equivalent to our reportable segments, except for the reporting units of our Western Canada Transmission & Processing reportable segment, which are one level below, consisting of four reporting units. In determining our reporting units, we applied Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 350, Intangibles-Goodwill and Other, and considered whether the components of our operating segments constitute businesses for which discrete financial information is available, whether segment management regularly reviews the operating results of those components and whether the economic and regulatory characteristics are similar. In accordance with ASC 350, we disclose goodwill associated with our reportable segments.

In future filings, we will modify our disclosure as follows:

“We perform the annual review for goodwill impairment at the reporting unit level, which is identified by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available, whether segment management regularly reviews the operating results of those components and whether the economic and regulatory characteristics are similar. We determined that our reporting units are equivalent to our reportable segments, except for the reporting units of our Western Canada Transmission & Processing reportable segment, which are one level below.”

Note 2. Corrections of Immaterial Error, page 84

3. We note your change in presentation for the borrowings and repayments under your revolving bank credit facility which you state are generally of significant amounts with terms of 90 days or less. If borrowings during the reporting period are materially different than the period-end amounts recorded in the financial statements, please revise future filings to provide disclosure about the intra-period variations in Management’s Discussion and Analysis of Financial Condition and Results of Operations. See Reference made to SEC Release No. 34-62934, Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management’s Discussion and Analysis.

Response:

Historically, intra-period borrowings outstanding under our revolving bank credit facility have not differed materially from reported period-end balances. If material intra-period fluctuations should occur, we agree to provide the appropriate disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Note 11. Goodwill, page 100

4. Refer to the goodwill roll-forward schedule by reportable segments. Please reconcile for us the difference between the increase in goodwill amount of $150 million reported in the schedule within the US Transmission reportable segment during 2011 and the disclosed increased goodwill amount of $194 million associated with the Big Sandy transaction in 2011.

Response:

The difference between the $150 million net increase in goodwill reported in the schedule within the U.S. Transmission segment during 2011 and the $194 million increase in goodwill associated with the Big Sandy transaction in 2011 is a $44 million reduction of goodwill due to foreign currency translation. The U.S. Transmission segment has a significant portion of its goodwill denominated in Canadian dollars that originated from the 2002 acquisition of Westcoast Energy, Inc.

In future filings, to further clarify changes in goodwill balances between reporting periods, we will modify the goodwill rollforward schedule, as appropriate, similar to the following:

	U.S. Transmission	Distribution	Western Canada Transmission & Processing	Total
	(in millions)
December 31, 2009	$2,391	$831	$726	$3,948
Acquisitions (a)	188	—	—	188
Foreign currency translation	90	42	37	169

December 31, 2010	2,669	873	763	4,305
Acquisitions (b)	194	—	—	194
Foreign currency translation	(44)	(18)	(17)	(79)

December 31, 2011	$2,819	$855	$746	$4,420

(a)	Associated with the acquisition of Bobcat.
(b)	Associated with the acquisition of Big Sandy.

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing,

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at 713-627-5400.

Sincerely,

SPECTRA ENERGY CORP

By:	/s/ Allen C. Capps
Name: Allen C. Capps
Title: Vice President and Controller

cc:

Commission

Donna Di Silvio, Staff Accountant

Scott Anderegg, Staff Attorney

Dietrich King, Legal Branch Chief

Spectra Energy Corp

Gregory L. Ebel, President and Chief Executive Officer

J. Patrick Reddy, Chief Financial Officer

Christopher Agbe-Davies, Associate General Counsel